

July 23, 2014

Via E-Mail
Luciano Siani Pires
Chief Financial Officer
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

> **Re:** **Vale S. A.**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed March 27, 2014**
> **File No. 001-15030**

Dear Mr. Pires:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013

Notes to the Consolidated Financial Statements, page F-13
Note 2. Summary of the Main Accounting Practices and Accounting Estimates, page F-14
Provision for litigation, page F-22

1.   We note your accounting policy for provisions of litigation on page F-21 states "the obligation is recognized when it is considered probable and can be measured with reasonable certainty." Please explain how your policy compares to the guidance in IAS 37 paragraphs 14 and 25 which require only a reliable estimate. Also, tell us if you had any provisions of litigation which were not recorded because they did not meet the "reasonable certainty" threshold.

Note 19. Provision for litigation, page F-58

2.　　We note your table of contingent liabilities related to tax, civil, labor and environmental litigation which totaled $8.6 billion. Please expand your disclosure to provide a brief description of the nature of each of these contingent liabilities and an indication of the uncertainties related to the amount or timing of this litigation. See IAS 37 paragraph 86. Please provide us with draft disclosures to be included in future filings.

Note 20. Income Tax Settlement Program ("REFIS"), page F-60

3.　　We note your disclosure of the claims of the Brazilian tax authority on income taxes on equity gain on foreign subsidiaries and your continued assessment that no provision needed to be recorded in 2013. However, in November 2013, you settled this contingent liability for $9.8 billion. Please further explain the timing of developments in the tax litigation, the evaluation and assessment that led from no accrual to settlement. Please address whether this provision was not recorded because it was not probable and when it became more likely than not that a present obligation existed.

Note 27. Information by business segment and consolidated revenues by geographic area, page F-114

4.　　We note the information by business segment presented includes a column for "operating profit" which excludes depreciation, depletion and amortization. It does not appear that this measure is a segment profit measure as it is not included in the Management's Discussion and Analysis section addressing results of operations by segment on page 92. Please explain what this measure represents and how it is being used. If this measure is a segment's profit measure, please provide an analysis of this measure in your results of operations by segment. In future filings, please revise the titles used for this line items to more clearly convey what it represents or ensure that all expenses operating in nature are included in any measure labeled as operating profit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at 202-551-3394 or Nasreen Mohammed at 202-551-3773 if you have questions regarding these comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining